Filed Pursuant to Rule 424(b)(3)
Registration No. 333-197767
BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
SUPPLEMENT NO. 2 DATED OCTOBER 13, 2017
TO THE PROSPECTUS DATED SEPTEMBER 1, 2017
This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Diversified Property Fund Inc., dated September 1, 2017 as supplemented by Supplement No. 1, dated September 1, 2017 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to disclose:

•	the transaction price for each class of our common stock as of November 1, 2017;

•	the calculation of our September 30, 2017 net asset value ("NAV") per share, as determined in accordance with our valuation procedures, for each of our share classes;

•	the status of the offering;

•	additional risk factors;

•	the appointment of a new executive officer;

•	the entry by the company into a selected dealer agreement with Morgan Stanley Smith Barney LLC (“Morgan Stanley”), the Dealer Manager and the Advisor;

•	changes to Class I share eligibility;

•	changes resulting from an amended and restated share redemption program; and

•	updated experts information.
November 1, 2017 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2017 (and redemptions as of October 31, 2017) is as follows:

Transaction Price (per share)
Class T	$7.45
Class S	$7.45
Class D	$7.45
Class I	$7.45
Class E	$7.45
The transaction price for each of our share classes is equal to such class's NAV per share as of September 30, 2017. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.
September 30, 2017 NAV Per Share
Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is (1) posted on our website at www.blackcreekdiversified.com and (2) made available on our toll-free, automated telephone line, (888) 310-9352. Please see "Net Asset Value Calculation and Valuation Procedures" in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by the Independent Valuation Firm. All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our Independent Valuation

Firm. We have included a breakdown of the components of total NAV and NAV per share for September 30, 2017 and August 31, 2017.
The following tables set forth the components of NAV for the Company as of September 30, 2017 and August 31, 2017 (amounts in thousands, except per share information). As used below, “Fund Interests” means our outstanding shares of common stock, along with the OP Units held by third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

	As of September 30, 2017	As of August 31, 2017 (1)
Office properties	$1,190,050	$1,187,550
Industrial properties	86,550	86,440
Retail properties	1,006,500	1,006,850
Total investments	$2,283,100	$2,280,840
Cash and other assets, net of other liabilities	5,916	1,481
Debt obligations	(1,159,579)	(1,153,574)
Aggregate Fund NAV	$1,129,437	$1,128,747
Total Fund Interests outstanding	151,550	151,312

(1)
The Net Asset Value Calculation and Valuation Procedures in effect as of August 31, 2017 prescribed a valuation generally using the GAAP carrying amount for the Company’s debt-related investments and its debt obligations, rather than the fair value principles that are used going forward.

NAV Per Share as of September 30, 2017	Total	Class A/T Shares	Class S Shares	Class W/D Shares	Class I Shares	Class E Shares	Class E OP Units
Monthly NAV	$1,129,437	$15,593	$125	$18,693	$254,240	$753,847	$86,939
Fund Interests outstanding	151,550	2,092	17	2,508	34,114	101,153	11,666
NAV Per Share	$7.45	$7.45	$7.45	$7.45	$7.45	$7.45	$7.45

NAV Per Share as of August 31, 2017	Total	Class A/T Shares	Class S Shares	Class W/D Shares	Class I Shares	Class E Shares	Class E OP Units
Monthly NAV	$1,128,747	$15,573	$—	$18,671	$253,924	$753,557	$87,022
Fund Interests outstanding	151,312	2,088	—	2,503	34,039	101,016	11,666
NAV Per Share	$7.46	$7.46	N/A	$7.46	$7.46	$7.46	$7.46
The September 30, 2017 valuation for our real properties was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined starting with the appraised value. Certain key assumptions that were used by our Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table based on weighted averages by property type.

	Office	Industrial	Retail	Weighted Average Basis
Exit capitalization rate	6.46%	7.25%	6.41%	6.47%
Discount rate / internal rate of return ("IRR")	7.36%	7.79%	7.01%	7.22%
Annual market rent growth rate	3.15%	2.84%	2.86%	3.01%
Average holding period (years)	10.1	11.1	10.1	10.1

A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Industrial	Retail	Weighted Average Values
Exit capitalization rate (weighted average)	0.25% decrease	2.69%	2.13%	2.43%	2.55%
	0.25% increase	(2.49)%	(1.98)%	(2.25)%	(2.36)%
Discount rate (weighted average)	0.25% decrease	2.04%	2.05%	1.92%	1.99%
	0.25% increase	(2.00)%	(2.00)%	(1.88)%	(1.94)%
The September 30, 2017 valuation of our debt obligations was in accordance with fair value standards under GAAP. The key assumption used in the discounted cash flow analysis was the market interest rate. Market interest rates relating to the underlying debt obligations are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market interest rates of similar instruments. The weighted average market interest rate used in the September 30, 2017 valuation was 3.13%.
A change in the market interest rates used would impact the calculation of the fair value of our debt obligations. For example, assuming all other factors remain constant, a decrease in the weighted-average market interest rate of 0.25% would increase the fair value of our debt obligations by approximately 0.22%. Alternatively, assuming all other factors remain constant, an increase in the weighted-average market interest rate of 0.25% would decrease the fair value of our debt obligations by approximately 0.22%.
Status of our Current Offering
As of September 30, 2017, we had raised gross proceeds of approximately $129.4 million from the sale of approximately 17.4 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $13.8 million. As of September 30, 2017, approximately $870.6 million in shares remained available for sale pursuant to this offering, including approximately $236.2 million in shares available for sale through our distribution reinvestment plan. We intend to continue selling shares in the offering on a monthly basis.
Additional Risk Factors
The following disclosure supplements the “Risk Factors” section of the Prospectus.
We have experienced periods in the past in which redemption demand exceeded redemption capacity, and we could experience such situations again in the future.
We commenced our initial public offering in January 2006 and commenced operations later that year. At that time, we only offered Class E shares of common stock (referred to at that time simply as our shares of “common stock”), and our share redemption program for Class E stockholders (which was more restrictive than our current share redemption program) was subject to limitations that included a maximum number of redemptions during any calendar year of 5% of the weighted average number of shares outstanding during the prior calendar year. Beginning in the first quarter of 2009 through the third quarter of 2016, redemption requests from Class E stockholders exceeded the redemption limits set forth in the Class E share redemption program and associated offering materials, and we conducted a number of self-tender offers to supplement this liquidity. As a result, we redeemed only a portion of the shares from investors who sought redemption during that period, either through the redemption program or self-tender offers, and stockholders were required to resubmit redemption requests periodically in order to renew their requests to either have their shares redeemed pursuant to the share redemption program or purchased pursuant to a tender offer.
Although all properly submitted redemption requests and/or tenders in our self-tender offers have been satisfied beginning with the fourth quarter of 2016, in the future we could experience situations like that described above in which redemption demand exceeds capacity. Our current share redemption program has different limitations than our share redemption program did during that time, but it remains true that our ability to redeem your shares may be limited, and our board of directors may modify, suspend or terminate our share redemption program at any time. Furthermore, we may redeem fewer shares than have been requested in any particular month to be redeemed under our share redemption program, or none at all, in our discretion at any time. If a redemption request under our share redemption program is unsatisfied, it must be resubmitted after the start of the next month or quarter, or upon the recommencement of the share redemption program, as applicable.

Historical returns may be presented over limited timeframes and are inherently limited in their applicability to the future.
In this prospectus, in our annual report, and in other investor communications, we disclose certain historical NAV and total return information. This information may be presented on a class-by-class basis or on a weighted-average basis across all our classes. The information may go back one month, one quarter, or longer periods. While we believe this historical information is useful, investors should understand that any historical return presentation is inherently limited in its applicability to the future, for a variety of reasons. We may have performed better in certain past time periods than others, and we cannot predict the future performance of our company specifically or the broader economy and real estate markets more generally. Furthermore, from time to time we make changes to our portfolio, our investment focus, or structural aspects of our company that may make past returns less comparable. Over time, we have made changes to the fees and reimbursements we pay to the Advisor (in connection with managing our operations) and our Dealer Manager and participating broker-dealers (in connection with our offerings). Our share classes have different upfront fees and different class-specific fees that make their returns different from those of other classes and from average returns that may be shown. In some cases, we have changed the names of our share classes and the fees that affect their returns. Over time, we have also made changes to the frequency with which, and the methodologies with which, we estimate the value of our shares.
In particular, it was not until July 2012 that we converted to a perpetual-life “NAV REIT” that offers multiple classes of shares, moved to a fee structure similar to what we have now, and began providing regular NAV computations and disclosures similar to those we provide now. For this reason, our historical return disclosures typically do not go further back than September 30, 2012, which is the first quarter-end date as an NAV REIT and which we refer to as our “NAV inception.” Nevertheless, investors should be aware that we commenced operations in the first quarter of 2006, and from 2006-2009 raised capital through the sale of Class E shares of common stock (referred to at that time simply as our shares of “common stock”) at a fixed price of $10.00 per share. Prior to NAV inception in 2012, we had a materially different structure both in terms of the commissions charged in connection with sales of shares and the fees and reimbursements we paid to the Advisor and our Dealer Manager. As a result of both this different structure and the effects of the financial crisis, the performance returns for individual Class E stockholders that acquired shares in our offerings from 2006-2009 is be lower than those for our other stockholders.
Appointment of New Executive Officer
The following disclosure supplements the “Management- Directors and Executive Officers” section of the Prospectus.
On October 13, 2017, our board of directors appointed Gary M. Reiff to serve as our Managing Director, Chief Administrative and Compliance Officer. Mr. Reiff, age 58, also has served as Chief Administrative, Legal and Compliance Officer of our Advisor since September 2017, having previously served as Executive Vice President and General Counsel of our Advisor from 2007 to April 2017, and as Chief Administrative Officer and Chief Legal Officer from April 2017 to September 2017. Mr. Reiff also has served, since March 2017, as the Managing Director, Chief Administrative and Legal Officer of Black Creek Group LLC, a Denver-based real estate investment firm which he joined in February 2007, having previously served as Chief Operating Officer and Chief Legal Officer of Black Creek Group, LLC and Dividend Capital Group LLC from March 2008-March 2017. In addition, Mr. Reiff has held various positions with affiliates of Black Creek Group LLC and Dividend Capital Group LLC, acting as Managing Director, General Counsel, Chief Legal Officer, Chief Administrative Officer, Executive Vice President and Chief Operating Officer of various of those affiliates, including since April 2017 as Chief Administrative Officer and Chief Legal Officer of the following (having previously served as Executive Vice President and General Counsel of the following): Industrial Income Advisors LLC (the advisor to Industrial Income Trust Inc.), Industrial Property Advisors LLC (the advisor to Industrial Property Trust Inc.) and BCI IV Advisors LLC (the advisor to Black Creek Industrial REIT IV). From 1985 until 1986, and from 1989 until 2007, Mr. Reiff was an attorney with Brownstein Hyatt Farber Schreck, P.C., being a shareholder from 1991 until 2007. Mr. Reiff also served as a member of that firm’s Executive Committee and co-chair of the firm’s Corporate and Securities Department. During Mr. Reiff’s more than 20 years of private legal practice, he has represented a wide variety of businesses and corporations, both public and private, in their acquisitions, dispositions, ventures, financings and general corporate counseling. Mr. Reiff currently serves on the Colorado Independent Ethics Commission and the Denver Water Board, having most recently served as the Chair of the Colorado Transportation Commission and on the High Enterprise Transportation Enterprise. Mr. Reiff has been an Adjunct Professor at the University of Colorado Law School. Mr. Reiff received his B.A., with distinction, and his M.A. from Stanford University, and his law degree, magna cum laude, from Harvard Law School.
Selected Dealer Agreement with Morgan Stanley
The following disclosure supplements the “Plan of Distribution” section of the Prospectus.
On October 13, 2017, we, the Dealer Manager and the Advisor entered into a selected dealer agreement with Morgan Stanley, pursuant to which Morgan Stanley was appointed as a participating broker dealer to sell our shares in this offering. Subject to certain limitations set forth in the selected dealer agreement, we, the Dealer Manager and the Advisor, jointly and severally, agreed to indemnify Morgan Stanley, its affiliates and their respective officers, directors, partners, members, shareholders, employees and agents against certain losses, claims, damages or liabilities arising directly out of or relating to certain untrue or alleged untrue statements of material fact or omissions or alleged omissions of material fact in the prospectus, registration statement and sales materials used in connection with this offering and applications to qualify the shares for sale under the securities laws of certain jurisdictions, certain other written information approved or supplied by us, the Dealer Manager or the Advisor in connection with this offering, a material breach by us, the Dealer Manager or the Advisor of any of the representations, warranties or agreements in the selected dealer agreement, a material breach by us or the Dealer Manager of any of the representations, warranties or agreements in the dealer manager agreement, or any willful misconduct, fraud or gross negligence by us, the Dealer Manager or the Advisor in the performance of or failure to perform its obligations under the selected dealer agreement.
Eligibility for Class I Shares
The following disclosure regarding Class I share eligibility replaces the similar disclosure in the “Plan of Distribution” section of the Prospectus and all similar disclosure in the Prospectus.
Class I shares are available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by institutional accounts as defined by FINRA Rule 4512(c), (3) through bank-sponsored collective trusts and bank-sponsored common trusts, (4) by retirement plans (including a trustee or custodian under any deferred compensation or pension or profit sharing plan or payroll deduction IRA established for the benefit of the employees of any company), foundations or endowments, (5) through certain financial intermediaries that are not otherwise registered with or as a broker-dealer and that direct clients to trade with a broker-dealer that offers Class I shares, (6) through investment advisers registered under the Investment Advisers Act of 1940 or applicable state law that are also registered with or as a broker-dealer, whose broker-dealer does not receive any compensation from us or the Dealer Manager, (7) by our executive officers and directors and their immediate family members, as well as officers and employees of the Advisor and the Advisor’s product specialists or other affiliates of the Advisor and their immediate family members, our product specialists and their affiliates and, if approved by our board of directors, joint venture partners, consultants and other service providers, (8) through bank trust departments or any other organization or person authorized to act as a fiduciary for its clients or customers and (9) by any other categories of purchasers that we name in an amendment or supplement to this prospectus.
Amended and Restated Share Redemption Program
Our board of directors adopted an amended and restated share redemption program, effective as of October 13, 2017. In order to reflect the changes, the following disclosure updates the “Description of Capital Stock-Share Redemption Program-Redemption Limitations” and “Description of Capital Stock-Share Redemption Program- Early Redemption Deduction” sections of the Prospectus and all similar disclosure in the Prospectus.
Redemption Limitations
We may redeem fewer shares than have been requested in any particular month to be redeemed under this share redemption program, or none at all, in our discretion at any time. The total amount of aggregate redemptions of Class E, Class T, Class S, Class D, and Class I shares (based on the price at which the shares are redeemed) will be limited during each calendar month to 2% of the aggregate NAV of all classes as of the last calendar day of the previous quarter and in each calendar quarter will be limited to 5% of the aggregate NAV of all classes of shares as of the last calendar day of the previous calendar quarter; provided, however, that every month and quarter each class of our common stock will be allocated capacity within such aggregate limit to allow stockholders in such class to either (a) redeem shares (based on the price at which the shares are redeemed) equal to at least 2% of the aggregate NAV of such share class as of the last calendar day of the previous quarter, or, if more limiting, (b) redeem shares (based on the price at which the shares are redeemed) over the course of a given quarter equal to at least 5% of the aggregate NAV of such share class as of the last calendar day of the previous quarter, which in the second and third months of a quarter could be less than 2% of the NAV of such share class.  In the event that we determine to redeem some but not all of the shares submitted for redemption during any month, shares redeemed at the end of the month will be redeemed on a pro rata basis. Even if the class-specific allocations are exceeded for a class, the program may offer such class additional capacity under the aggregate program limits. Redemptions and pro rata treatment, if necessary, will first be applied within the class-specific limits and then applied on an aggregate basis in a second step. All unsatisfied redemption requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of this share redemption program, as applicable.
For both the aggregate and class-specific allocations described above, (i) provided that this share redemption program has been operating and not suspended for the first month of a given quarter and that all properly submitted redemption requests were satisfied, any unused capacity for that month will carry over to the second month and (ii) provided that this share redemption program has been operating and not suspended for the first two months of a given quarter and that all properly submitted redemption requests were satisfied, any unused capacity for those two months will carry over to the third month. In no event will such carry-over capacity permit the redemption of shares with aggregate value (based on the redemption price per share for the month the redemption is effected) in excess of 5% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar quarter (provided that for these purposes redemptions may be measured on a net basis as described in the paragraph below).
We currently measure the foregoing redemption allocations and limitations based on net redemptions during a month or quarter, as applicable. The term “net redemptions” means, during the applicable period, the excess of our share redemptions (capital outflows) over the proceeds from the sale of our shares (capital inflows). Net redemptions for the class-specific allocations will be based only on the capital inflows and outflows of that class, while net redemptions for the overall program limits would be based on capital inflows and outflows of all classes. Thus, for any given calendar quarter, the maximum amount of redemptions during that quarter will be equal to (1) 5% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar quarter, plus (2) proceeds from sales of new shares in the Offering (including purchases pursuant to our distribution reinvestment plan) and the Class E distribution reinvestment plan offering since the beginning of the current calendar quarter. The same would apply for a given month, except that redemptions in a month would be subject to the 2% limit described above (subject to potential carry-over capacity), and netting would be measured on a monthly basis. With respect to future periods, our board of directors may choose whether the allocations and limitations will be applied to “gross redemptions,” i.e., without netting against capital inflows, rather than to net redemptions. If redemptions for a given month or quarter are measured on a gross basis rather than on a net basis, the redemption limitations could limit the amount of shares redeemed in a given month or quarter despite our receiving a net capital inflow for that month or quarter. In order for our board of directors to change the application of the allocations and limitations from net redemptions to gross redemptions or vice versa, we will provide notice to stockholders in a prospectus supplement or special or periodic report filed by us, as well as in a press release or on our website, at least 10 days before the first business day of the quarter for which the new test will apply. The determination to measure redemptions on a gross basis, or vice versa, will only be made for an entire quarter, and not particular months within a quarter.
If the Transaction Price for the applicable month is not made available by the tenth business day prior to the last business day of the month (or is changed after such date), then no redemption requests will be accepted for such month and stockholders who wish to have their shares redeemed the following month must resubmit their redemption requests.
Should redemption requests, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the company as a whole, or should we otherwise determine that investing our liquid assets in real properties or other illiquid investments rather than repurchasing our shares is in the best interests of the company as a whole, we may choose to redeem fewer shares in any particular month than have been requested to be redeemed, or none at all. Further, our board of directors may modify, suspend or terminate our share redemption program if it deems such action to be in our best interest and the best interest of our stockholders. Material modifications, including any amendment to the 2% monthly or 5% quarterly limitations on redemptions, to and suspensions of this share redemption program will be promptly disclosed to stockholders in a prospectus supplement (or post-effective amendment if required by the Securities Act of 1933, as amended) or special or periodic report filed by us. Material modifications will also be disclosed on our website. In addition, we may determine to suspend this share redemption program due to regulatory changes, changes in law or if we become aware of undisclosed material information that we believe should be publicly disclosed before shares are redeemed. Once this share redemption program is suspended, our board of directors must affirmatively authorize the recommencement of the plan before stockholder requests will be considered again.
Early Redemption Deduction
There is no minimum holding period for shares of our common stock and stockholders can request that we redeem their shares at any time. However, subject to limited exceptions, shares that have not been outstanding for at least one year will be redeemed at 95% of the Transaction Price (the “Early Redemption Deduction”).
The Early Redemption Deduction will inure indirectly to the benefit of our remaining stockholders and is intended to offset the trading costs, market impact and other costs associated with short-term trading in our common stock. We may, from time to time, waive the Early Redemption Deduction in the following circumstances:

•	redemptions resulting from death or qualifying disability;

•	in the event that a stockholder’s shares are redeemed because the stockholder has failed to maintain the $2,000 minimum account balance; or

•	with respect to shares purchased through our distribution reinvestment plan.

In addition, the Early Redemption Deduction may not apply to transactions initiated by the trustee or adviser to a donor-advised charitable gift fund, collective trust fund, common trust fund, fund of fund(s) or other institutional accounts, strategy funds or programs if management determines, in its sole discretion, such account, fund or program has an investment strategy or policy that is reasonably likely to control short-term trading. Further, shares of our common stock may be sold to certain employer sponsored plans, bank or trust company accounts and accounts of certain financial institutions or intermediaries for which we may not apply the Early Redemption Deduction to underlying stockholders, often because of administrative or systems limitations. The Early Redemption Deduction shall also not apply to shares taken by our Advisor in lieu of fees or expense reimbursements under the Advisory Agreement.
The Early Redemption Deduction will also not apply in certain situations following the departure of certain key persons to our company, unless replaced as described below. The currently designated key persons are John A. Blumberg, Richard D. Kincaid, Dwight L. Merriman III, Gregory M. Moran and any individual appointed by a majority of our independent directors to replace such key persons as described below. If two or more of such key persons have died, resigned, been removed, become disabled (meaning the earlier of (a) the date on which a key person’s healthcare provider states in writing that that such key person will be unable, or can reasonably be expected to be unable, to perform the essential functions of his/her regular duties and responsibilities, with or without reasonable accommodation, due to a medically determinable physical or mental illness or injury for a period of at least 60 consecutive days, or (b) the 60th consecutive day in which such key person has actually been unable to perform the essential functions of his/her regular duties and responsibilities, with or without reasonable accommodation, due to a medically determinable physical or mental illness or injury), or are otherwise unable or unwilling to exercise the authority and discharge those day-to-day management responsibilities with respect to our company as are currently exercised and discharged by such key persons, and our independent directors have not, within 60 days of such situations having arisen with respect to two more of such key persons, approved the appointment of one or more replacements who will fulfill substantially all of the duties of at least all but one of such key persons (meaning one key person position may remain unfilled for longer than 60 days) (a “Key Man Triggering Event”), then the Early Redemption Deduction will be waived with respect to all shares purchased prior to the expiration of five business days after the public disclosure of the occurrence of such Key Man Triggering Event (“Exempt Shares”) from the time the Key Man Triggering Event is publicly disclosed until the completion of three full calendar months; provided, that if not all properly submitted redemption requests are satisfied during such three full calendar months, then such Early Redemption Deduction waiver for Exempt Shares will continue until there has been a subsequent calendar month in which all properly submitted redemption requests were satisfied. We will publicly disclose a Key Man Triggering Event and the associated waiver of the Early Redemption Deduction promptly upon its occurrence, and also promptly publicly disclose when the associated waiver of the Early Redemption Deduction has ended. Any such public disclosure will be made to stockholders in a prospectus supplement or special or periodic report filed by us, as well as in a press release or on our website.
From time to time, our board of directors may also authorize waivers of the Early Redemption Deduction for specified periods of time with respect to future redemptions for all investors upon the occurrence of specific circumstances other than personal circumstances (e.g. significant corporate changes, natural disasters) that it determines, in its sole discretion, do not raise concerns over short-term trading. Any such waivers will be publicly disclosed promptly following their approval. Any such waivers will apply to all investors and apply on a prospective basis only, and will remain effective for at least three full calendar months. Any such public disclosure will be made to stockholders in a prospectus supplement or special or periodic report filed by us, as well as in a press release or on our website.
As set forth above, we may waive the Early Redemption Deduction in respect of redemption of shares resulting from the death of a stockholder who is a natural person, subject to the conditions and limitations described above, including shares held by such stockholder through a revocable grantor trust or an IRA or other retirement or profit-sharing plan, after receiving written notice from the estate of the stockholder, the recipient of the shares through bequest or inheritance, or, in the case of a revocable grantor trust, the trustee of such trust, who shall have the sole ability to request redemption on behalf of the trust. We must receive the written redemption request within 18 months after the death of the stockholder in order for the requesting party to rely on any of the special treatment described above that may be afforded in the event of the death of a stockholder. Such a written request must be accompanied by a certified copy of the official death certificate of the stockholder. If spouses are joint registered holders of shares, the request to have the shares redeemed may be made if either of the registered holders dies. If the stockholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of redemption upon death does not apply.
Furthermore, as set forth above, we may waive the Early Redemption Deduction in respect of redemption of shares held by a stockholder who is a natural person who is deemed to have a qualifying disability (as such term is defined in Section 72(m)(7) of the Code), subject to the conditions and limitations described above, including shares held by such stockholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from such stockholder, provided that the condition causing the qualifying disability was not pre-existing on the date that the stockholder became a stockholder. We must receive the written redemption request within 18 months of the initial determination of the stockholder’s disability in order for the stockholder to rely on any of the waivers described above that may be granted in the event of the disability of a stockholder. If spouses are joint registered holders of shares, the request to have the shares redeemed may be made if either of the registered holders acquires a qualifying disability. If the stockholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of redemption upon disability does not apply.
EXPERTS
The statements included in this Supplement under the caption “September 30, 2017 NAV Per Share” relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations.